MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2014

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.1     Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements ("Interim Financial Statements") for the three months ended March 31, 2014 and the audited consolidated financial statements and MD&A of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2013 as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together, "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of May 7, 2014. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements" or "forward looking information" within the meaning of Canadian and United States securities law.

All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble project will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's continuous disclosure filings that are available under the Company’s profile at www.sedar.com.

For more information on the Company, investors should review the Company’s Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its annual information form and home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2      Overview

Northern Dynasty is a mineral exploration company which, via its subsidiaries, holds interests in mining claims on State of Alaska land in southwest Alaska, USA ("US" or "America"), which are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"). The Pebble Project is an advanced, pre-development stage initiative to develop one of the world’s most important mineral resources when measured by aggregate contained metals.

At March 31, 2014, Northern Dynasty had cash and cash equivalents on hand of $18.6 million for its operating requirements. Management believes that the Company has sufficient capital resources to cover corporate expenditure requirements and activities at the Pebble Project for a period in excess of the next twelve months.

1.2.1   Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for sound mine site and infrastructure development.

Mineralization indicating the presence of the Pebble deposit was discovered in 1987 by a prior operator. By 1997 an initial outline of a deposit of copper, gold and molybdenum had been identified.

From 2001-2007, Northern Dynasty explored the Pebble deposit and surrounding property using its own financial resources. This work led to an overall expansion of the deposit, including discovery of a substantial volume of higher grade mineralization to the east, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property.

In mid-2007, the Pebble Limited Partnership (the "Pebble Partnership") was established to advance the Pebble Project toward feasibility. From that time to late 2013, a wholly-owned subsidiary of Anglo American plc participated in the Pebble Partnership, and provided approximately $595 million (US$573 million) in funding to advance the Pebble Project. In December 2013, Northern Dynasty reacquired a 100% interest in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

The estimate of the Pebble deposit mineral resources has been updated several times as exploration of the Pebble Project has advanced. The most recent estimate was announced in February 2010, which at a 0.30% copper equivalent (CuEQ)1 cut-off comprises:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

Engineering, environmental and socioeconomic studies and data collection programs designed to advance the Pebble Project continued through early 2013. In light of more recent stakeholder and regulatory feedback, Northern Dynasty initiated a comprehensive review of previous analyses of the Pebble Project in late 2013. Current studies of the Pebble Project are investigating new infrastructure plans as well as lower throughput rates in a revised project development concept.

In January 2012, the Pebble Partnership publicly released the Environmental Baseline Document ("EBD") for the Pebble Project. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence primarily based on research undertaken between 2004 and 2008, although baseline data collecting and monitoring has continued. Public and expert review of the EBD was facilitated under the Keystone initiative (see further details in section 1.2.1.3 below). Compilation of 2009 to 2013 environmental baseline data reports as well as reports that analyze the results of the baseline studies will be completed so that it can be shared with state/federal agencies and the public as part of the future permitting process. The EBD study is available at www.pebbleresearch.com.

1.2.1.1 Technical Programs

The Company’s priority goals in 2014 are to address the US Environmental Protection Agency (the "EPA")’s recently announced 404(c) process under the Clean Water Act, to move forward with environmental planning and project design work and to seek one or more potential joint venture or other partners to join the Pebble Project.

Northern Dynasty has consolidated all of the technical data, engineering work and permitting documentation related to the Pebble Project into a data room to facilitate due diligence reviews by interested parties. The Company will also continue its review and compilation of the project and advance engineering and environmental studies, as well as regulatory documentation, to prepare for federal and state permitting under the National Environmental Policy Act ("NEPA"). A final decision on formal permit application timing depends on factors such as completion of technical assessments and interaction with regulatory agencies and potential project partners, and would be made by the Northern Dynasty and Pebble Mines Corp. Boards.

Engineering

________________________________________________
1Mineral resources at February 2010 estimated with in a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. M+ Iinclude 527 million tonnes in the measured category grading 0.33% copper, 0.35 g/t gold and 178 ppm molybdenum and 5,414 million tonnes in the indicated category grading 0.43% copper, 0.35 g/t gold and 257 ppm molybdenum. Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. The qualified person for the estimate is David Gaunt, P. Geo., who is not independent of Northern Dynasty.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Engineering activities are currently directed toward an overall review of the Pebble Project. In this review, Northern Dynasty is analyzing open pit and process plant designs, associated infrastructure options and alternative options for the transportation infrastructure and power plant. Included in the analysis is an assessment of the project throughput capacity.

Environmental and Socioeconomic

Environmental Baseline Document ("EBD")

The EBD discussed above provides information and analysis on baseline physical, chemical, biological and social conditions based upon data collection by the Pebble Partnership environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents. This work is ongoing.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. The EBD was released in advance in order to provide stakeholders with additional time to review the substantial document in advance of project permitting.

The Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations has also been coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. These presentations involved several of the authors of the document.

Work toward completion of a Project Description for the Pebble Project advanced in 2013. The Pebble Partnership expects to be in a position to initiate federal and state permitting under the NEPA in 2014, although a final determination on permit timing has not yet been made.

Field activities in 2014 are substantially reduced over previous years. Selected environmental monitoring programs continue in 2014, and compilation of baseline data collected from 2009 to 2012 is underway.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible locations of transportation infrastructure options. Examination of the potential transportation infrastructure sites will be undertaken once a decision is made regarding the exact location of these project features.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Employment and Workforce Development

The Pebble Partnership has been one of the most important private sector employers in southwest Alaska for several years, and has implemented employee training and workforce development initiatives such as training in the areas of equipment operations, health, safety and environment for its site programs. Local employment at Pebble in 2014 is substantially reduced commensurate with the scale of field activities this year. However, the Pebble Partnership has maintained partnerships and commercial relationships with a number of Alaska Native village corporations in the Pebble Project area.

Community Engagement

An active program of stakeholder outreach was undertaken at Pebble in 2013 that includes community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns and to advise participants about modern mining practices. Additional meetings were held recently to update stakeholders on the changes to the Pebble Project with Anglo American’s withdrawal. Stakeholder outreach and community engagement continues in 2014, although at a reduced scale commensurate with other project activities.

The Pebble Partnership has implemented a number of other initiatives to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five- year, US$5 million commitment, with the goal of enhancing the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The Pebble Fund concluded its 5-year commitment at the end of 2012. The Pebble Partnership continued a smaller-scale program and approved US$500,000 for 2013.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses. The Bristol Bay Marketplace Business Idea Competition continues, with the most recent round of grants awarded in the spring of 2014.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. Independent Science Panels ("ISP"), consisting of respected experts in a range of technical, scientific and sociological fields, were assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. The process is designed to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics. Four ISP events were held in October 2012 and a final event, focused on Wildlife, Wetlands and Endangered Species, was held in May 2013.

3.

Elders Forum - The Elders Forum is an annual event hosted by the Pebble Partnership to foster meaningful dialogue and provide updated information on the Pebble Project to Native elders from communities throughout the Bristol Bay region. The fifth annual Elders Forum was held in August 2013, and involved over 200 attendees representing 22 of the 31 in-region communities.

In addition, an Elders Advisory Committee comprised of 10 members representing eight sub-regions within Bristol Bay works directly with the Pebble Partnership on an ongoing basis to outline community concerns pertaining to mining and potential impacts on subsistence ways of life. The committee participates in mine tours, Pebble site tours and educational meetings and conferences in order to share information regarding modern mining with their communities.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

As the Pebble Project advances toward the completion of a Project Description and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate further stakeholder engagement programs to involve stakeholders in the planning process.

1.2.1.2   Legal Matters

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that proposed to restrict future development that affects more than one square mile of land within the 31,000 square mile borough. The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska filed legal challenges to the ballot initiative in the Alaska Superior Court, and on March 19, 2014 the court issued a permanent injunction barring the law from going into effect. The court ruled in favor of the Pebble Partnership, agreeing that the Alaska constitution and Alaska statutes preempted local governments from interfering with resource development on State lands. The ballot sponsors have appealed to the Alaska Supreme Court.

An environmental group, Renewable Resources Coalition ("RRC"), has filed a lawsuit against the Pebble Partnership and others in superior court in California. The lawsuit follows a complaint that Pebble Partnership filed with the Alaska Public Offices Commission in 2009 which alleged that RRC and others had engaged in illegal conduct during the course of a ballot initiative campaign in 2008. The commission investigated and issued a report finding RRC and others had violated Alaska law, and subsequently RRC and others entered into a consent decree and paid a settlement fine. RRC then filed a lawsuit against the Pebble Partnership, asserting that the Pebble Partnership violated RRC's rights by acquiring documents and information which the Pebble Partnership had attached to its complaint to the Alaska Public Offices Commission. The trial court dismissed the lawsuit, finding that it was an improper retaliatory lawsuit and barred by California's Anti-SLAPP (Strategic Lawsuits against Public Participation) statute. An appellate court recently reversed that dismissal and remanded the case back to the trial court. The Pebble Partnership maintains that its actions in reporting illegal conduct to the proper law enforcement authority was appropriate and proper in all respects, and it will again ask the trial court to dismiss the lawsuit for lack of merit. A hearing date is set for November 2014 at which the Pebble Partnership will seek dismissal or summary judgment of all claims. If necessary, a trial date is set for April 2015.

1.2.1.3   Bristol Bay Watershed Assessment

In February 2011, the EPA announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, subsequently narrowed to the Nushagak and Kvichak area drainages. This process was initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

The EPA’s first draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. In the Company’s opinion after review with its consultants, the draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a "hypothetical project" that has neither been defined nor proposed by a proponent, and for which key environmental mitigation strategies have not yet been developed and, hence would not yet be known. It is believed by the Company that the assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Project has studied the ecological and social environment surrounding Pebble for nearly a decade. The EPA also failed to fully consider the comprehensive and detailed data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, the Pebble Partnership and Northern Dynasty made submissions on the draft report. Northern Dynasty made a presentation highlighting these shortcomings at public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease such unwarranted actions on the watershed assessment until such time as a definitive proposal for the development of the Pebble deposit is submitted into the rigorous NEPA process.

Concerns about the reasonableness of the basis of risk assessment in the draft EPA report were stated by many of the independent experts on the peer review panel assembled to review the BBWA in a report entitled "External Peer Review of EPA's Draft Document: An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska" released in November 2012. In a wide-ranging critique of the draft report's methodology and findings, many peer review panelists called the EPA's effort to evaluate the effects of a "hypothetical mining scenario" on the water, fish, wildlife and cultural resources of Southwest Alaska "inadequate", "premature", "unreasonable", “suspect" and "misleading". The full peer review report can be found at: http://www.epa.gov/ncea/pdfs/bristolbay/Final-Peer-Review-Report-Bristol-Bay.pdf.

"The authors have attempted to develop a hypothetical mine and attempted to assess possible environmental effects associated with mine development, operation, and closure," said Dr. William Stubblefield, a senior professor at Oregon State University and an expert in environmental toxicology. "Although interesting, the potential reality of the assessment is somewhat questionable. It is also unclear why EPA undertook this evaluation, given that a more realistic assessment could probably have been conducted once an actual mine was proposed and greater detail about operational parameters available."

On April 26, 2013, the EPA released a revised draft of the BBWA report and announced another public comment and Peer Review period. The Pebble Partnership and Northern Dynasty made submissions on the revised draft. In late May 2013, Northern Dynasty filed a 205-page submission which describes the same major shortcomings as the original report published in May 2012. For additional information on Northern Dynasty’s submission to the EPA and the Company’s critique of the BBWA report, see http://www.northerndynastyminerals.com/ndm/BristolBay.asp.

In mid-January 2014, the EPA released the final version of its BBWA. The report still reflects many of the same fundamental shortcomings as previous drafts.

On February 28, 2014, the EPA announced that it is initiating a process under the Clean Water Act to investigate potential impacts on aquatic habitat and fisheries associated with mine development in southwest Alaska. The EPA process, which is a continuation of the BBWA study initiated in 2011, will include consultation with the State of Alaska, U.S. Army Corps of Engineers and the Pebble Partnership. Based on input the EPA receives during any one of these steps, the agency has stated it could decide to take action under Section 404(c) of the Clean Water Act or decide that further review is not necessary. In late April 2014, the Pebble Partnership submitted a comprehensive response to the EPA’s February 28, 2014 letter. Northern Dynasty management continues to be of the opinion that any final decisions about Pebble should be made by federal and state regulators working within the NEPA permitting process based on an actual permit application, and not unilaterally and pre-emptively by the EPA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Northern Dynasty has submitted three letters to the EPA Inspector General since January 2014 raising serious issues of bias, process irregularities and collusion with environmental organizations in the federal agency's preparation of the Bristol Bay Assessment. In response to congressional and other requests, on May 5, 2014, the Office of the Inspector General ("IG") of the EPA announced that it will investigate EPA conduct in preparing ‘An Assessment of Potential Mining Impacts on Salmon Ecosystems of Bristol Bay, Alaska’. The IG’s office plans to "begin preliminary research to determine whether the EPA adhered to laws, regulations, policies and procedures in developing its assessment of potential mining impacts in Bristol Bay, Alaska."

1.2.2    Other Properties

U5 Resources Inc.

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 95 claims (the "Purchased Claims") covering 23.9 miles located northwest of ground held 100% by the Pebble Partnership to a US subsidiary of Northern Dynasty, U5 Resources Inc., in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly and which was repayable 45 days after being called (the "Loan"). The parties agreed, through various amendments to the original agreement, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty on annual assessment work, rental and related fees relating to the maintenance of Liberty Star’s claims in Alaska.

Northern Dynasty called for the repayment of the Loan in October 2012 and, after failure by Liberty Star to make any repayment, Northern Dynasty agreed to accept transfer of 199 claims (the "Settlement Claims") covering 47.9 square miles located north of the ground held 100% by the Pebble Partnership in settlement of the Loan. Prior to transfer of the Settlement Claims to Northern Dynasty, a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star. Liberty Star filed a claim against the third party which, in turn filed a counterclaim against Liberty Star and joined Northern Dynasty and its subsidiary, U5 Resources Inc., as parties to the lawsuit. In late March 2014, the parties to the litigation settled their differences, all outstanding liens against the Settlement Claims were released and the lawsuit was dismissed and the claims have been registered in the name of U5 Resources Inc.

Kaskanak Copper LLC

The Pebble Partnership, through Kaskanak Copper LLC, also holds 542 claims covering approximately 135 square miles and located west of mineral claims held by the Pebble Partnership.

1.2.3    Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and, after a steep decline in late 2008 and early 2009, steadily increased until late 2011. Although prices have been variable since that time, overall they have weakened. The recent closing price is US$3.03/lb.

Although gold prices have dropped from time to time, the average annual price steadily increased from 2008 to 2012. Gold prices trended lower in 2013, and have been variable in 2014. The recent closing price is US$1,296/oz.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Prices improved but were variable in 2010 and 2011. Prices were variable in 2013 and 2014, and have been on an uptrend so far in 2014. The recent closing price is US$13.38/lb.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Average annual prices as well as the average prices so far in 2014 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012	3.61/lb	1,669/oz	12.81/lb
2013	3.32/lb	1,410/oz	10.40/lb
2014 (to the date of this MD&A)	3.15/lb	1,294/oz	10.88/lb

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.3       Selected Annual Information

Not required for interim MD&A.

1.4       Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Statements of Financial	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Position	2014	2013	2013	2013	2013	2012	2012	2012

Investment in PLP (1)	$-	$–	$102,870	$105,017	$101,443	$99,336	$98,168	$101,652
Mineral property, plant & equipment	117,969	108,050	1,055	1,055	1,055	1,055	1,055	1,055
Current assets	21,117	33,734	28,044	29,693	30,817	32,543	35,623	38,605
Total assets	139,086	141,784	131,969	135,765	133,315	132,934	134,846	141,312

Equity	131,967	133,928	127,859	131,629	129,456	128,893	130,214	137,191
Deferred income tax ("DIT")	3,785	3,803	3,760	3,839	3,709	3,632	3,589	3,719
Current liabilities	3,334	4,053	350	297	150	409	1,043	402
Total shareholders’ equity and liabilities	139,086	141,784	131,969	135,765	133,315	132,934	134,846	141,312
Working capital	17,783	29,681	27,694	29,396	30,667	32,134	34,580	38,203

Comprehensive Loss (Income)
Expenses
Exploration and evaluation	4,028	1,076	270	246	399	663	1,255	1,274
General and administrative	2,825	1,810	1,552	1,495	1,388	2,076	2,472	1,136
Share-based compensation	2,099	–	–	217	424	486	1,260	1,702
Loss from operating activities	8,952	2,886	1,822	1,958	2,211	3,225	4,987	4,112
Exchange (gain) loss	(230)	(183)	114	(175)	(96)	(48)	136	(87)
Interest income	(241)	(413)	(234)	(265)	(224)	(233)	(240)	(251)
Gain on discontinuance of equity method (1)	–	(5,062)	–	–	–	–	–	–
Loss (income) before tax	8,481	(2,772)	1,702	1,518	1,891	2,944	4,883	3,774
DIT (recovery) expense	(18)	184	–	–	–	2	(2)	–
Loss (income) for the quarter	8,463	(2,588)	1,702	1,518	1,891	2,946	4,881	3,774
Foreign exchange translation difference	(4,403)	(3,340)	2,147	(3,574)	(2,107)	(1,168)	3,484	(2,057)
Deferred income tax		–	(79)	130	77	41	(128)	76
Reversal of DIT	–	(141)	–	–	–	–	–	–
Comprehensive loss (income)	$4,060	$(6,069)	$3,770	$(1,926)	$(139)	$1,819	$8,237	$1,793

Basic and diluted loss (income) per common share	$0.09	$(0.03)	$0.02	$0.02	$0.02	$0.03	$0.05	$0.04

(1) Pebble Limited Partnership. Up to the change of control in Q4 of 2013, it was held under joint venture and accounted for under the equity method.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E expenses") averaged around $1.3 million for two quarters from Q2 to Q3 of 2012 as the Company conducted a further technical study to advance work completed since the issue of the 2011 Preliminary Assessment ("2011 PA"). From Q4 of 2012 through Q3 of 2013, E&E expenses trended lower due to the completion of work related to the technical study. In Q4 of 2013, additional costs were incurred as a result of the withdrawal of Anglo American from the Pebble Partnership and the Company consolidating the Pebble Partnership from December 10, 2013. In Q1 of 2014, E&E expenses increased as the Company commenced funding of exploration related work on the Pebble Project as discussed in Section 1.2.1.1 Technical Programs.

General and administrative expenses ("G&A") fluctuated based on the level of corporate activities undertaken. In 2012, the Company retained US political and scientific representatives to assist and represent the Company and evaluate the EPA’s draft Bristol Bay Watershed Assessment report (refer Section 1.2.1.2 Legal Matters). In Q2 and Q3 of 2012 in particular, due to increased support for the aforementioned corporate activities to respond to the EPA’s initiative and other corporate activities including public affairs, G&A costs were higher. G&A moved lower then increased in Q4 2013 with the added costs associated with the management and administration resulting from the withdrawal of Anglo American from the Pebble Partnership. In Q1 of 2014, G&A increased as result of the inclusion of the management and administration of the Pebble Partnership together with ongoing corporate activities.

Share-based compensation expense ("SBC") has fluctuated due to the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options ("options") is determined at the grant date and the SBC for each tranche is recognized over the period during which the options vest. The Company granted 2.2 million options in Q2 of 2012 with an estimated fair value of $0.87 per option. In Q3 of 2012, the Company recognized approximately $458,000 in additional SBC in respect to options that the Company’s directors voluntarily agreed to cancel that were still vesting. In 2013, no options were granted and the remaining unamortized SBC was recognized. All options were fully vested by end of Q2 of 2013. In Q1 of 2014, the Company granted 4.5 million options with an estimated fair value of $0.85 per option.

The Pebble Partnership’s functional currency is the US dollar. Exchange differences arising from the translation of the Pebble Partnership are taken directly to the foreign currency translation reserve through other comprehensive income or loss. The Company has recorded translation gains in six quarters as a result of depreciation of the Canadian dollar relative to the US dollar and losses in two quarters as a result of the appreciation of the Canadian dollar relative to the US dollar. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q2 2012	Appreciation	$1.00	$1.02	$ (2.1) million
Q3 2012	Depreciation	$1.02	$0.98	$ 3.5 million
Q4 2012	Appreciation	$0.98	$0.99	$ (1.1) million
Q1 2013	Appreciation	$0.99	$1.02	$ (2.1) million
Q2 2013	Appreciation	$1.02	$1.05	$ (3.6) million
Q3 2013	Depreciation	$1.05	$1.03	$ 2.1 million
Q4 2013	Appreciation	$1.03	$1.06	$ (3.4) million
Q1 2014	Appreciation	$1.06	$1.11	$ (4.4) million

FY 2012	Depreciation	$1.02	$0.99	$ 2.2 million
FY 2013	Appreciation	$0.99	$1.06	$ (6.8) million

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.5      Results of Operations

The following financial data has been prepared in accordance with IFRS effective for the period ended March 31, 2014 and is expressed in thousands of Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1    Results of Operations for the Three Months Ended March 31, 2014 vs 2013

The Company recorded an increase in loss of $6.6 million due to the increase in E&E expenses, G&A and share-based compensation expense.

E&E expenses increased by $3.6 million as the Company funded all exploration work on the Pebble Project (discussed in Section 1.2.1.1 Technical Programs). E&E expenses comprised mainly of the following during the three months ended March 31, 2014 :

  engineering (2014 – $929,000; 2013 – $335,000);
  environmental planning and testing (2014 – $628,000; 2013 – $53,000);
  site activities (2014 –$1.1 million; 2013 – nil); and
  socioeconomic (2014 – $1.3 million; 2013 – nil).

G&A increased to $2.8 million from $1.4 million in 2013 due mainly to the inclusion of the Pebble Partnership’s management, administration and office expenses in the Company’s G&A costs.

The following table provides a breakdown of G&A incurred during the three months ended March 31, 2014 and 2013, expressed in thousands of dollars:

G&A	2014	2013
Conference and travel	$110	$83
Consulting	68	124
Insurance	107	85
Legal, accounting and audit	155	9
Office costs	658	177
Management and administration	1,381	577
Shareholder communication	205	213
Trust and filing	141	120
Total	$2,825	$1,388

Share-based compensation increased to $2.1 million from $0.4 million in 2013 due mainly to the Company granting share purchase options in the current quarter. In 2014 the Company granted 4.5 million options. In Q1 2013, unamortized share based compensation was recognized for the options that were granted in 2011 and 2012.

After the recognition of an exchange gain on translation of the Pebble Partnership which has a US dollar functional currency of $4.4 million (2012 – $2.1 million) (refer Discussion of Quarterly Trends in 1.4), the comprehensive loss for the period was $4.1 million as compared to a comprehensive gain of $0.1 million in 2013.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.5.2    Cash Flows for the Three Months Ended March 31, 2014 vs. 2013

Net cash used in operations increased by $5.4 million to $7.4 million in 2014 due mainly to the increase in corporate and exploration related activities as discussed in the previous section.

The Company received $108,000 in interest on cash balances on par with 2013. As a result, the Company had a net decrease in cash of $7.3 million in the quarter (2013 – $1.9 million).

1.5.3    Financial position as at March 31, 2014 vs. December 31, 2013

The Company’s total assets decreased by $2.7 million to $139.1 million. Mineral property, plant and equipment increased $9.9 million which was due to the addition of $5.8 million for the Settlement Claims that were transferred to the Company and a foreign exchange gain on translation ($4.1 million)(refer section 1.2.2 Other Properties and Notes 3 and 4 in the accompanying Interim Financial Statements). Current assets decreased by $12.6 million due to settlement of the loan receivable and decrease in cash and cash equivalents as the Company utilized cash in its operations.

1.6     Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed its last private placement financing in 2008. Since then inflows into the treasury have been through the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Northern Dynasty has $18.6 million in cash and cash equivalents for its operating requirements. In the fall of 2013, the Company initiated a review of all Pebble Partnership programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner (refer Section 1.2). Based on available cash resources, the Company believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for at least the next twelve months. Additional financing, which may include debt, equity or reliance on new joint venture partners, will be required to fund further exploration or development programs at the Pebble Project. There can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations.

At March 31, 2014, the Company had working capital of approximately $17.8 million as compared to $29.7 million at December 31, 2013. The decrease was partly due to the settlement of the loan receivable for consideration of the Settlement Claims (refer Section 1.2.2) and the decrease in cash and cash equivalents in the ordinary course. The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations other than those disclosed in the notes to Interim Financial Statements (refer note 11, Commitments and Contingencies).

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims and other claims in the vicinity thereof (refer Section 1.2.2) and routine office leases (refer commitments discussed above).

1.7     Capital Resources

The Company’s capital resources consist of its cash reserves. As of March 31, 2014, the Company had no long term debt or commitments for material capital expenditures other than what has been disclosed in the Interim Financial Statements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

The Company has no lines of credit or other sources of financing.

1.8      Off-Balance Sheet Arrangements

There are none.

1.9     Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors (Messrs. Cousens, Dickinson, Hallbauer, Snyman and Thiessen are directors of HDSI) and other key management personnel who are close business associates and also key management personnel of the Company (Messrs. Jenkins, Hodgson, Magee and Allen). Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost. The following summarizes the transactions with HDSI expressed in thousands of dollars for the three months ended March 31, 2014 and 2013:

Transactions	2014	2013
Services rendered by HDSI	$1,465	$984
Technical	553	195
Engineering	188	146
Environmental	184	44
Socioeconomic	85	–
Other Technical services	96	5
General and administrative	912	789
Management & administration	739	593
Shareholder communication	173	196

Reimbursement of third party expenses	298	230
Conference and travel	91	64
Insurance	63	47
Office supplies and other	144	119

Total paid by the Company	$1,763	$1,214

The Company continues to use resources provided by HDSI to assist with ongoing administration and management of the Company, including continuous disclosure obligations, shareholder communications, public affairs and investor relations, and assisting the Company with the Pebble Partnership as appropriate.

Other related party transactions include compensation paid to key management personnel (directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP"), Corporate Communication, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership and Chairman of Pebble Mines Corp. For the period ended March 31, 2014, this comprised directors’ fees and salaries of $1.0 million (2013 – $0.7 million) and share-based compensation of $1.4 million (2013 – $0.1 million).

1.10    Fourth Quarter

Only applicable for the year end MD&A.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.11      Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12      Critical Accounting Estimates

The preparation of the Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes may differ from these estimates. The following are specific areas where significant estimates or judgments exist:

Estimates

i.

The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the period. Inputs used in this model require subjective assumptions including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

ii.

The Company received clear title to certain agreed mineral claims (the “Settlement Claims”) as a result of the release of all liens thereon in payment of the loan receivable by the debtor (refer Note 4 in the Notes to the Financial Statements). The Company has recognized the Settlement Claims in mineral property interest at the carrying value of the outstanding loan receivable on the date the mutual release was signed by the Company.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the period and the composition of deferred income tax liabilities included in the Statement of Financial Position in the Interim Financial Statements.

Judgments

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"), the Company used judgment in determining that there are no facts and circumstances suggesting that the carrying amount of the Company’s exploration and evaluation assets (which comprise the mineral property and plant and equipment )("E&E assets") may exceed their recoverable amount.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21"), defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and of its subsidiaries, Management considered the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Company operates.

iii.

The Company has employed judgment that going concern was still an appropriate basis for the preparation of the Financial Statements. Although the Company no longer has access to a stream of financing for the development of the Pebble Project with the withdrawal of Anglo American from the Pebble Partnership and Pebble Project, the Company has reviewed all programs, timelines and budgets and prioritized the allocation of available financial resources to advance the Pebble Project in the most efficient manner and believes it will be able to meet corporate expenditure requirements and activities at the Pebble Project for the next year.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.12.1    Mineral Resources and Carrying Value of the Company’s Mineral Property Interest

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s mineral property.

1.12.2    Impairment Analysis of Assets

At the end of each reporting period, the carrying amounts of the Company’s assets, which currently consist largely of its E&E assets, are reviewed to determine whether there is any indication that these assets are impaired. The Company determined that with respect to its E&E assets, as per IFRS 6, there were no facts or circumstances suggesting that the carrying value was impaired.

Recoverability of the carrying amount of the mineral property is dependent on successful development and commercial exploitation or, alternatively, sale thereof.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At March 31, 2014, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

1.12.3    Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value of restoration, rehabilitation and environmental costs. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At March 31, 2014, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.12.4    Share-based Compensation Expense

As indicated in 1.12 (i) the Company uses the Black-Scholes option pricing model to estimate the fair value of options granted by its Board of Directors to directors, employees and service providers. Changes in any of the inputs in the model, such as expected volatility, expected life to exercise and interest rates, could cause a significant change in the share-based compensation expense charged in a period. During the period the Company granted 4,494,600 share purchase options. Total SBC recognized in the period relates to: (i) the immediate vesting of one tranche and (ii) amortization of the SBC on the tranche still vesting. The weighted average fair value of options granted in 2014 was estimated at $0.85 per option based on the following weighted average assumptions and inputs:

2014
Risk-free interest rate	1.50%
Expected life	4.45 years
Expected volatility	68%
Grant date share price	$1.65
Expected dividend yield	Nil

1.12.5    Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

1.13     Changes in Accounting Policies including Initial Adoption

Accounting Standards, Amendments and Revised Standards Adopted

The Company adopted a number of new and revised standards and amendments that became effective on January 1, 2014 which are discussed in Note 2 in the Notes to the Interim Financial Statements which accompany this MD&A.

Accounting Standards, Amendments and Revised Standards Not Yet Effective

The Company has disclosed information and potential impact thereof in Note 2 in the Notes to the Financial Statements which accompany this MD&A.

1.14     Financial Instruments and Other Instruments

The Company has no derivative financial assets or liabilities.

1.14.1    Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses recognized in other comprehensive income or loss. At the reporting date these securities had a nominal value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables currently comprise (i) amounts receivable, and (ii) cash and cash equivalents and restricted cash (see below).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statement of financial position comprise cash and investments held at major financial institutions that are readily convertible into a known amount of cash and which are only subject to an insignificant risk of change in value, and are measured at amortized cost.

The Company’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company.

1.14.2    Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables and a payable to a related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3    Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable, which include any amounts receivable from related parties and included until recently the loan receivable from Liberty Star which was extinguished in March 2014. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the three months ended March 31, 2014. Management has also concluded that there is no objective evidence of impairment to its amounts receivable.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the loan receivable from Liberty Star, which was extinguished in March 2014, was denominated in US dollars; the Pebble Partnership has a US dollar functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the three months ended March 31, 2014.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the three months ended March 31, 2014.

Commodity price risk

While the value of the Company’s core mineral resource property, held through its interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding
As of May 7, 2014	95,009,864
Share options – as of May 7, 2014	7,568,600
(Weighted average exercise price per share: $1.85)

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three months ended March 31, 2014

1.15.6 Risk Factors

Please refer to "Risk Factors" under Item 5 in the Company’s 2013 Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com for a detailed discussion. The Company’s Form 40-F which is filed with the SEC on EDGAR at www.sec.gov.com also discusses certain risk factors.